June 30, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Christina DiAngelo Fettig

Re:	Nationwide Variable Insurance Trust (“NVIT” or “Registrant”)

Dear Ms. Fettig:

On behalf of NVIT and its series (the “Funds”), this letter responds to comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2025.  These comments relate to the Funds’ website disclosures, registration statement disclosures, financial statements, Form N-CEN filings, and Form N-CSR filings for the fiscal years ended on December 31, 2024.  The Staff’s comments are summarized below, followed by the applicable Funds’ response to the comment.

1.
Comment – The Staff was unable to locate on Registrant’s website the following information for the NVIT Government Money Market Fund, as required by Rule 2a-7(h)(10)(ii) and (iii) under the Investment Company Act of 1940, as amended (the “1940 Act”): daily liquid assets, weekly liquid assets, net inflows or outflows, and net asset value per share. Please describe how Registrant intends to correct and to comply with this requirement.

Response

Registrant has corrected this matter and currently posts the requested information on its website.

2.
Comment – The Staff was unable to locate on Registrant’s website the disclosures required by Items 7-11 of Form N-CSR Items for the following Funds: NVIT GS Emerging Markets Equity Insights Fund, NVIT GS International Equity Insights Fund, NVIT GS Large Cap Equity Fund, NVIT GS Small Cap Equity Insights Fund, and NVIT U.S. 130/30 Equity Fund.  Please describe how the Registrant intends to correct and to comply with this requirement.  See Rule 30e-1 under the 1940 Act.

Response

Registrant will comply with this requirement and is currently working through operational processes in order to do so.

U.S. Securities and Exchange Commission

3.
Comment – As required by Instruction 8 to Item 27A(d)(2) of Form N-1A, in each Fund’s Tailored Shareholder Report (“TSR”), explain the reason for the change in index from the immediately preceding reporting period.

Response

Registrant notes that each Fund’s index, as identified in the respective TSR for the fiscal year ended December 31, 2024, was changed in order to satisfy a new SEC disclosure requirement.  Going forward, Registrant will include the reason for any changes to a Fund’s broad-based securities market index.

4.
Comment – In the TSR for Class II shares of the NVIT Investor Destinations Moderately Conservative Fund, the MSCI ACWI is identified as the primary broad-based index, followed by the Bloomberg U.S. Aggregate Bond Index and the Morningstar Moderately Conservative Target Risk Index.  In the TSR for Class P shares of the Fund, the MSCI ACWI is missing.  Please explain the reason for this difference and confirm that it will be corrected going forward.

Response

Registrant confirms that the MSCI ACWI was included in the TSR for Class II shares inadvertently and that the Bloomberg U.S. Aggregate Bond Index is the primary broad-based index for both Class II and Class P shares of the Fund.  Registrant will make this correction going forward.

5.
Comment – With respect to the Schedules of Investments for Funds that invest in derivatives where one stream of the cash flows (i.e., “leg”) is based on a variable rate, please disclose in future filings the end of reporting period interest rate or reference rate to provide shareholders with the ability to translate the rate.  Please see NVIT BNY Mellon Core Plus Bond Fund as an example of a Fund holding such investments.

Response

Registrant will disclose in future filings the end of reporting period interest rate or the reference rate to provide shareholders with the ability to translate the rate.

6.
Comment – For several Funds, the Staff notes that the accrued expenses for printing fees in the Statement of Assets and Liabilities are higher than the printing expenses listed in the Statement of Operations.  Please see the NVIT GS Small Cap Equity Insights Fund as an example.  In correspondence, please explain this difference.

Response

For several funds, including the NVIT GS Small Cap Equity Insights Fund, the amounts accrued for printing expenses (which were based on estimated printing costs) exceeded the actual amounts incurred.  This resulted in printing expenses on the Statements of Operations being low relative to the accrued balances on the Statement of Assets and Liabilities for the current fiscal year.

U.S. Securities and Exchange Commission

7.
Comment – For several Funds, the Staff notes that there are custodian fees payable listed in the Statement of Assets and Liabilities, but there are no custodian expenses listed in the Statement of Operations.  Please see the NVIT American Funds Asset Allocation Fund as an example.  In correspondence, please provide an explanation.

Response

The amounts accrued for custodian fees in a prior year exceeded the actual amounts incurred for several funds due to a reduction in the contractual asset-based custody fee and the simultaneous decline in fund assets.  Consequently, custody expenses shown in the Statements of Operations for these funds are low as compared to those shown in the Statements of Assets and Liabilities for the current fiscal year.  These Funds have stopped accruing custody expenses to allow the monthly payments to reduce the over-accrued balance from the prior year.

8.
Comment – For Funds that disclose income from securities lending in the Statement of Operations, going forward please consider adding a caption to that line item indicating that securities lending income is net of any fees.  Please see the NVIT Allspring Discovery Fund and NVIT Jacobs Levy Large Cap Growth Fund as examples.

Response

Registrant will disclose in future filings that securities lending income is net of any fees.

9.
Comment – The NVIT Small Cap Index Fund presents income from non-cash dividends in its Statement of Operations.  Section 1 of Rule 6-07 of Regulation S-X states that, among other things, if income from non-cash dividends is included in income, the bases of recognition and measurement used in respect to such amounts should be disclosed.  It appears that such disclosure requirement was not met.

Response

Registrant will disclose such bases of recognition and measurement going forward, as applicable.

10.
Comment – The NVIT Calvert Equity Fund and NVIT Invesco Small Cap Growth Fund each have a recoupment fee line item in the Statement of Operations ($7,400 and $6,900, respectively).  However, in the Notes to Financial Statements, these same amounts are listed under “the waiver of such investment advisory fee for which NFA shall not be entitled later to seek recoupment.”  Please explain in correspondence why these Funds have a line item for “recoupment fees” when it appears that such recoupment is not allowed.

Response

The table containing the $7,400 and $6,900 for the NVIT Calvert Equity Fund and NVIT Invesco Small Cap Growth Fund was inadvertently placed incorrectly in the Notes to Financial Statements in the section describing the waivers of investment advisory fees.  These amounts instead reflect amounts recouped by the adviser pursuant to the expense limitation agreement as shown on the Statement of Operations.  They should be shown in the Notes to Financial Statements as amounts recouped just below the table that shows the cumulative potential reimbursements.

U.S. Securities and Exchange Commission

11.
Comment – Registrant has disclosed in its Form N-CSR the amount of fees for each of Item 4(b), (c) and (d) (audit-related fees, tax fees, and all other fees, respectively).  However, Registrant has not disclosed, as required, “the nature of the services comprising the fees disclosed.”  In correspondence, please describe the nature of the services provided for these fees and confirm that Registrant will do so in future filings.

Response

The nature of the services provided for these fees is listed below. Registrant will disclose such information going forward.

• Audit Fees: fees relating to professional services rendered by the Registrant’s principal accountant for the audit of the Registrant’s annual financial statements and the issuance of consents.
• Audit Related Fees: fees relating to the audit of Registrant’s annual financial statements by the Registrant’s principal accountant for the December 31, 2023 and December 31, 2024 fiscal years.
• Tax Fees: fees relating to professional services rendered by the Registrant’s principal accountant for tax compliance, tax advice and tax planning.
• All Other Fees: fees relating to products and services provided by the Registrant’s principal accountant other than those reported under “Audit Fees,” “Audit-Related Fees,” and “Tax Fees” above.

12.	Comment – Please confirm that Item 4(i) and Item 4(j) are not applicable to the Registrant.

Response

Registrant confirms that Item 4(i) and 4(j) are not applicable.

13.
Comment – In its Form N-CEN, Registrant checked “yes” in response to Item B.11.a and B.11.b (Legal proceedings), but did not include the attachments required by Item G.1.a.i.  Please file an amendment to Registrant’s Form N-CEN that includes the required attachments.

Response

Registrant has filed Form N-CEN/A with the required attachments as requested.

14.
Comment – In Item C.12 of Form N-CEN, Registrant lists JPMorgan Chase Bank, N.A. as a custodian and indicated “1. Bank – section 17(f)(1)” for the type of custodian.  Please confirm whether, for each of the NVIT J.P. Morgan Funds, the type of custodian should instead be “3. Self – rule 17f-2.”

Response

Registrant has filed Form N-CEN/A indicating that for each of the NVIT J.P. Morgan Funds, the custodian is “3. Self – rule 17f-2.”

U.S. Securities and Exchange Commission

15.
Comment – In response to Item C.7 (Reliance on certain statutory exemptions and rules), the NVIT Real Estate Fund checked box “e” for Rule 17a-7.  However, the Staff did not see corresponding 17a-7 disclosure in the Fund’s Notes to Financial Statements on Form N-CSR.  Please explain this discrepancy.

Response

Box “e” to Item C.7 was checked erroneously for the NVIT Real Estate Fund. Registrant has made this correction in the amended Form N-CEN/A.

16.
Comment – In response to Item C.8.a (Expense limitations), it appears that Registrant only checked “Yes” when the Fund has a “traditional,” contractual expense limitation agreement (i.e., there is a footnote to the Fund’s Prospectus fee table indicating that the expense limitation excludes “taxes, interest, . . . brokerage commissions, Rule 12b-1 fees, . . . administrative services fees . . .,” etc.).  Certain Funds, however, are subject to other fee waivers, either contractual or voluntary, that apply specifically to that Fund’s management fee or distribution and/or service (12b-1) fees, while not also being subject to a “traditional” expense limitation agreement.  In these cases, Registrant does not check “Yes” in response to Item C.8.a.  Please consider whether Registrant’s policy for responding affirmatively to Item C.8.a should be changed to include voluntary fee waivers and waivers of a Fund’s management fee or distribution fee.

Response

In future N-CEN filings Item C.8.a (regarding the existence of expense limitation arrangements) will be marked “yes” to reflect voluntary fee waivers and waivers of a Fund’s management or distribution fee.

17.
Comment – In response to Item C.7 (Reliance on certain statutory exemptions and rules), the NVIT DoubleLine Total Return Tactical Fund checked box “n.1,” indicating that the Fund is a limited derivatives user.  However, it appears that more than 10% of the Fund’s net assets have exposure to derivatives.  Please explain how the Fund qualifies as a limited derivatives user.

Response

The Fund is not a limited derivatives user. Registrant has filed Form N-CEN/A and corrected the response to Item C.7 for this Fund.

18.
Comment – Based on their derivatives activity, please consider whether derivatives should be referenced as a principal investment strategy in the registration statement for the following: NVIT Government Bond Fund, NVIT Loomis Core Bond Fund, and NVIT Loomis Short Term Bond Fund.

Response

Registrant confirms that none of the referenced Funds uses derivatives as a principal investment strategy.

19.
Comment – Based on their securities lending activity, please consider whether securities lending should be referenced as a principal investment strategy in the registration statement for the following: NVIT Allspring Discovery Fund, NVIT Invesco Small Cap Growth Fund, NVIT Mid Cap Index Fund, and NVIT Small Cap Index Fund.

Response

Registrant confirms that none of the referenced Funds uses securities lending as a principal investment strategy.

U.S. Securities and Exchange Commission

20.
Comment – The Staff notes that the NVIT DoubleLine Total Return Tactical Fund is classified as non-diversified, but it appears that it may be operating as diversified.  Please confirm that, if the Fund operates as a diversified fund for more than three years, Registrant will seek shareholder approval before changing the Fund’s classification back to non-diversified.

Response

Registrant confirms that, if the Fund has been operating as diversified for more than three years, Registrant will seek shareholder approval before changing the Fund’s classification back to non-diversified.

21.
Comment – Item 16(e) of Form N-1A states, “Explain any significant variation in the Fund’s portfolio turnover rates.”  The Funds’ corresponding SAI disclosure is very general (i.e., it states only that significant variations in portfolio turnover rate occurred because portfolio managers made fewer/more changes than they deemed necessary during the previous fiscal year.  In future filings, please provide more detail regarding variation in the Funds’ portfolio turnover rate.

Response

Registrant respectfully notes that the current SAI disclosure is responsive to Item 16(e) and therefore declines to make the requested change.

22.
Comment – For certain Funds, the Notes to Financial Statements disclose waivers that do not appear in the Prospectus Fee Table (NVIT Invesco Small Cap Growth Fund) or disclose waivers that are different from the waivers in the Prospectus Fee Table (NVIT Multi-Manager Small Company Fund).  Please explain the reason for this discrepancy.

Response

In the Prospectus Fee Table, fee waivers are only included as a line item if the Fund’s total annual operating expenses exceed the contractual expense limitation and a fee waiver is actually applied.  When there is an existing expense limitation agreement but no fee waiver line item or footnote appears in the accompanying fee table, it means that the applicable Fund’s total annual operating expenses do not exceed that Fund’s expense limitation agreement amount.  Additionally, Instruction 3(e) to Item 3 of Form N-1A allow the inclusion of fee waiver and expense reimbursements in the Prospectus Fee Table under certain conditions, such as when the fee waiver will be in effect at least one year from the effective date of the Fund’s registration statement.  When a fee waiver for a Fund is in effect for less than one year, it may not be included in that Fund’s Prospectus Fee table.  The above two examples explain why fee waiver disclosures may differ between the Prospectus Fee Table and the Notes to Financial Statements.

U.S. Securities and Exchange Commission

23.	Comment – Footnote 1 to the fee table for the NVIT BNY Mellon Dynamic U.S. Core Fund does not list any exclusions from the expense limitation agreement. Please explain why.

Response

Footnote 1 does not list any exclusions because the expense limitation agreement in effect for the referenced Fund does not include any exclusions.

24.
Comment – The Notes to Financial Statements for the NVIT iShares Fixed Income ETF Fund states that the expense limitation agreement excludes “excludable sub administration fees.”  Please explain why the Fund’s Prospectus fee table does not also list “excludable sub administration fees” as an exclusion from the expense limitation agreement.

Response

“Excludable sub administration fees” are included in the “other expenses” category of exclusions to the expense limitation agreement that are listed in the footnote to the fee table.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (614) 435-5788 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ David Majewski
David Majewski
Treasurer and Principal Financial Officer
Nationwide Variable Insurance Trust

Cc:	Prufesh R. Modhera, Esq.
Allan J. Oster, Esq.

One Nationwide Plaza	Direct line 614-435-5788
Mail Code 1-17-202	www.nationwidefunds.com
Columbus, OH 43215